Exhibit 99.A1C

To Employees, Directors and Service-Providers of PhotoMedex Eligible to Participate in the Stock Option Exchange Program:

I am pleased to announce the commencement of the PhotoMedex Stock Option Exchange Program. This will give you the opportunity to exchange your stock options for shares of Common Stock of PhotoMedex.  As you know, the price of our stock has declined to a level considerably below the exercise price of many of your options. Such options are said to be “out-of-the-money” or “underwater.”  We use stock options to motivate and reward employees such as you by enabling you to benefit from increases in the price of PhotoMedex stock.  But when stock options are “out-of-the-money,” they have little motivational and retention value.

The Option Exchange Program gives you the opportunity to elect to exchange your stock options that have exercise prices greater than $10.00 per shares for replacement shares of Common Stock. If you elect to do so, you will receive a set number of replacement shares for each Eligible Option that you tender to us. Each Eligible Option will have its own discrete exchange ratio; overall, however, if everyone fully participates, we would expect to cancel eligible options to purchase 69,562 shares and issue 22,419 unrestricted, vested replacement shares. The information being delivered to you by PhotoMedex will describe the terms of the Exchange Program and the number of shares of Common Stock you will be eligible to receive in exchange for your stock options, if you decide to participate.

The Exchange Program begins on December 2, 2010 and will close on December 30, 2010, unless we decide to extend it.  The Exchange Program applies to all outstanding PhotoMedex stock options that have exercise prices greater than $10.00 per share and that are held by active employees, directors or third-party service-providers.  You have been identified as an employee, director or service-provider who is eligible to participate in the Exchange Program, provided you continue to satisfy the conditions to participate throughout the duration of the Exchange Program.  Note that eligibility is based on several factors, including continued employment status.  Further details on eligibility are included in the Exchange Program materials, which accompany this letter.

Enclosed with this package are: (1) an Offer to Exchange, which contains detailed information about the Exchange Program, and (2) an Election Form, which contains information about your stock options eligible for exchange in the Exchange Program and the number of shares of Common Stock you would receive in exchange for those stock options.

The decision to participate in the Exchange Program is a personal one based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

I am delighted that the Company’s Board of Directors have offered you this choice and I urge you to read all of the enclosed materials carefully to come to a decision that is best for you.

Date: December 1, 2010

/s/ Dennis McGrath
President & Chief Executive Officer